PROSPECTUS – SEPTEMBER 1, 2005

CitizensSelect Funds

CitizensSelect Prime Money Market Fund

CitizensSelect Treasury Money Market Fund

Seeking current income, safety of principal and liquidity by investing in high quality, short-term securities

CLASS B SHARES

This prospectus is to be used only by certain financial institutions and their respective clients.
As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Not FDIC-Insured · Not Bank Guaranteed · May Lose Value

CitizensSelect Funds

CitizensSelect Prime Money Market Fund
CitizensSelect Treasury Money Market Fund

Contents

The Funds

Account Information

For More Information

See back cover.

The funds are sold exclusively to affiliates of Citizens Financial Group, Inc. (collectively, "Citizens") and certain other institutions, acting for themselves, or in a fiduciary, advisory, agency, brokerage, custodial or similar capacity. Shares of the funds may not be purchased directly by individuals. See "Account Policies" for more information.

The Funds

INTRODUCTION

Each fund is a money market mutual fund with a separate investment portfolio. The operations and results of one fund are unrelated to those of the other fund. This combined prospectus has been prepared for the convenience of investors so that investors can consider two investment choices in one document.

As a money market fund, each fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price.

Generally, each fund is required to invest at least 95% of its assets in the securities of issuers with the highest credit rating, with the remainder invested in securities with the second-highest credit rating, or the unrated equivalent as determined by the investment adviser. CitizensSelect Prime Money Market Fund intends to purchase only securities with the highest credit rating, or the unrated equivalent. CitizensSelect Treasury Money Market Fund will purchase only U.S. government securities.

An investment in a fund is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although each fund seeks to preserve the value of a shareholder's investment at $1.00 per share, it is possible to lose money by investing in a fund.

Concepts to understand

Money market fund: a specific type of fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

- maintain an average dollar-weighted portfolio maturity of 90 days or less
- buy individual securities that have remaining maturities of 13 months or less
- invest only in high quality, dollar-denominated obligations

Credit rating: a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating has a strong capacity to make all payments, but the degree of safety is somewhat less.



GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund invests in a diversified portfolio of high quality, short-term debt securities, including:

- securities issued or guaranteed by the U.S. government or its agencies or instrumentalities
- certificates of deposit, time deposits, bankers' acceptances, and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches
- repurchase agreements, including tri-party repurchase agreements
- asset-backed securities
- high grade commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest

Normally, the fund invests at least 25% of its net assets in bank obligations.

Concepts to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.



MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- any of the fund's holdings could have its credit rating downgraded or could default
- the risks generally associated with concentrating investments in the banking industry, such as interest rate risk, credit risk and regulatory developments relating to the banking industry
- the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B shares of the fund. The bar chart shows the performance of the fund's Class B shares from year to year. The table shows the average annual total returns for the fund's Class B shares over time. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



								0.74	0.96
95	96	97	98	99	00	01	02	03	04

Best Quarter:	**Q4 '04**	**+0.38%**
Worst Quarter:	**Q3 '03**	**+0.15%**

The year-to-date total return for the fund's Class B shares as of 6/30/05 was 1.14%.

Average annual total returns *as of 12/31/04*

1 Year	Since inception (5/1/02)
0.96%	**0.97%**

For the fund's current 7-day yield, call toll-free: **1-800-645-6561**.

What the fund is – and isn't

The fund is a mutual fund: a pooled investment that is professionally managed and gives an investor the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. An investor could lose money in the fund, but also has the potential to make money.



EXPENSES

Investors pay certain fees and expenses in connection with the fund, which are described for Class B shares in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.10%
Rule 12b-1 fee	None
Administrative services fee	0.25%
Other expenses	0.10%
Total	**0.45%**

Expense example

1 Year	3 Years	5 Years	10 Years
$46	**$144**	**$252**	**$567**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to the investment adviser for managing the fund's portfolio and assisting in all aspects of the fund's operations.

From time to time, the investment adviser may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by the investment adviser at any time without notice.

Administrative services fee: the fee paid to Citizens and other institutions for providing account services directly to their clients who hold Class B shares.

Other expenses: these expenses include an omnibus account services fee of 0.10% payable to Citizens or other institutions for providing certain services to beneficial owners of fund shares.

CITIZENSSELECT TREASURY MONEY MARKET FUND

 GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund only invests in securities issued or guaranteed as to principal and interest by the U.S. government.

 MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity. The market prices for such securities are not guaranteed and will fluctuate.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the fund is subject to the risk that interest rates could rise sharply, causing the value of the fund's investments and its share price to drop.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B shares of the fund. The bar chart shows the performance of the fund's Class B shares from year to year. The table shows the average annual total returns for the fund's Class B shares over time. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



								0.60	0.78
95	96	97	98	99	00	01	02	03	04

Best Quarter:	**Q4 '04**	**+0.33%**
Worst Quarter:	**Q1 '04**	**+0.12%**

The year-to-date total return for the fund's Class B shares as of 6/30/05 was 1.01%.

Average annual total returns *as of 12/31/04*

1 Year	Since inception (5/1/02)
0.78%	**0.83%**

For the fund's current 7-day yield, call toll-free: **1-800-645-6561**.

What the fund is – and isn't

The fund is a mutual fund: a pooled investment that is professionally managed and gives an investor the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. An investor could lose money in the fund, but also has the potential to make money.



EXPENSES

Investors pay certain fees and expenses in connection with the fund, which are described for Class B shares in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.10%
Rule 12b-1 fee	None
Administrative services fee	0.25%
Other expenses	0.10%
Total	**0.45%**

Expense example

1 Year	3 Years	5 Years	10 Years
$46	**$144**	**$252**	**$567**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to the investment adviser for managing the fund's portfolio and assisting in all aspects of the fund's operations.

From time to time, the investment adviser may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by the investment adviser at any time without notice.

Administrative services fee: the fee paid to Citizens and other institutions for providing account services directly to their clients who hold Class B shares.

Other expenses: these expenses include an omnibus account services fee of 0.10% payable to Citizens or other institutions for providing certain services to beneficial owners of fund shares.



MANAGEMENT

Investment adviser

The investment adviser for each fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages one of the nation's leading mutual fund complexes, with approximately $168 billion in approximately 200 mutual fund portfolios. For the past fiscal year, CitizensSelect Prime Money Market Fund paid Dreyfus a management fee at the annual rate of 0.10% of the fund's average daily net assets, and CitizensSelect Treasury Money Market Fund paid Dreyfus a management fee at the annual rate of 0.10% of the fund's average daily net assets.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the Funds) in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

Each fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the funds or provide other services. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the funds on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of a fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the funds.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The funds, Dreyfus and the distributor have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by each fund. Dreyfus' code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by employees of Dreyfus does not disadvantage any fund managed by Dreyfus.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each fund's Class B shares for the fiscal periods indicated. "Total return" shows how much your investment in each fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

CitizensSelect Prime Money Market Fund	*Year Ended April 30,*		
	2005	2004	2003[1]
Per-Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment operations: Investment income − net	.014	.007	.012
Distributions: Dividends from investment income − net	(.014)	(.007)	(.012)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.46	.65	1.18
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.45	.45	.45
Ratio of net expenses to average net assets	.45	.45	.42
Ratio of net investment income to average net assets	1.47	.66	1.12
Net assets, end of period ($ x 1,000)	246,689	248,396	476,230

[1] *From May 1, 2002 (commencement of operations) to April 30, 2003.*

CitizensSelect Treasury Money Market Fund	*Year Ended April 30,*		
	2005	2004	2003[1]
Per-Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment operations: Investment income − net	.012	.005	.011
Distributions: Dividends from investment income − net	(.012)	(.005)	(.011)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.25	.51	1.08
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.45	.45	.45
Ratio of net expenses to average net assets	.45	.45	.42
Ratio of net investment income to average net assets	1.30	.51	.99
Net assets, end of period ($ x 1,000)	153,922	149,761	198,787

[1] *From May 1, 2002 (commencement of operations) to April 30, 2003.*

Account Information



ACCOUNT POLICIES

Each fund is sold exclusively to Citizens and certain other institutional investors, acting for themselves, or in a fiduciary, advisory, agency, brokerage, custodial or similar capacity. Fund shares may not be purchased directly by individuals, although Citizens, and certain other approved institutions, may purchase shares for accounts maintained by individuals. Generally, investors will be required to open a single master account with the fund for all purposes. In certain cases, the fund may require investors to maintain separate master accounts for shares held by the investor (i) for its own account, for the account of other institutions and for accounts for which the institution acts as a fiduciary, and (ii) for accounts for which the investor acts in some other capacity. Each fund offers four classes of shares in separate prospectuses. Individuals or entities for whom Citizens or other approved institutions purchase fund shares should consult their financial representative to determine which class of shares is made available to them and to purchase and sell fund shares. Citizens or other approved institutions may impose policies, limitations and fees on their clients which are different from those described in this prospectus.

Buying shares

Fund shares are sold at net asset value per share (NAV), which is generally calculated at 5:00 p.m. and 8:00 p.m. every day the New York Stock Exchange, or the transfer agent (as on Good Friday) as to CitizensSelect Prime Money Market Fund only, is open for regular business. Orders in proper form will be priced at the NAV next calculated after the orders and Federal Funds are received by the fund's custodian or other authorized entity. Each fund's investments are valued based on amortized cost.

As to CitizensSelect Prime Money Market Fund only, orders in proper form placed prior to 5:00 p.m., and payments for which are received in or converted into Federal Funds by the fund's custodian by 6:00 p.m., will become effective at the price determined at 5:00 p.m. on that day, and the shares so purchased will receive the dividend declared on that day.

As to CitizensSelect Treasury Money Market Fund only, orders in proper form placed prior to 3:00 p.m., and payments for which are received in or converted into Federal Funds by the fund's custodian by 6:00 p.m., will become effective at the price determined at 5:00 p.m. on that day. Shares so purchased will receive the dividend declared on that day. Orders for shares placed between 3:00 p.m. and 5:00 p.m. will not be accepted and executed, and notice of the purchase order being rejected will be given to the institution placing the order, and any funds received will be returned promptly to the sending institution.

Orders effected through compatible computer facilities after 5:00 p.m., but prior to 8:00 p.m., will become effective at the price determined at 8:00 p.m. on that day, if Federal Funds are received by the fund's custodian by 11:00 a.m. on the following business day. In this case, shares purchased will start earning dividends on the business day following the date the order became effective. Orders in proper form effected between 5:00 p.m. and 8:00 p.m., by means other than a compatible computer facility, will become effective on the following business day.

All times are Eastern time.

Minimum investments		
	Initial	Additional
Regular accounts	**$1 billion†**	**none**

† Each fund may waive the minimum initial purchase requirement.

Selling shares

Investors may sell (redeem) shares at any time and the shares will be sold at the next determined NAV.

If a redemption request is received in proper form and transmitted to the fund's custodian by 5:00 p.m. Eastern time, the proceeds of the redemption, if transfer by wire is requested, ordinarily will be transmitted in Federal Funds on the same day, and the shares will not receive the dividend declared on that day. If a request for redemption is received in proper form by the fund's custodian after 5:00 p.m., but by 8:00 p.m., the proceeds of the redemption ordinarily will be transmitted in Federal Funds on the next business day, and the shares will receive the dividend declared on that day. Any certificates representing fund shares being sold must be returned with the redemption request.

Concepts to understand

Net asset value (NAV): a mutual fund's share price on a given day. A fund's NAV is calculated by dividing the value of its net assets by the number of its existing shares outstanding.

When calculating its NAV, a fund compares the NAV using amortized cost to its NAV using available market quotations or market equivalents which generally are provided by an independent pricing service approved by the fund's board. The pricing service's procedures are reviewed under the general supervision of the board.

Amortized cost: a method of valuing a money market fund's portfolio securities, which does not take into account unrealized gains or losses. As a result, portfolio securities are valued at their acquisition cost, adjusted over time based on the discounts or premiums reflected in their purchase price. This method of valuation is designed for a fund to be able to price its shares at $1.00 per share.

The processing of redemptions and the delivery of the proceeds may be delayed beyond the same or next business day, depending on the circumstances, for any period (i) during which the New York Stock Exchange is closed (other than on holidays or weekends), or during which trading on the New York Stock Exchange is restricted; (ii) when an emergency exists that makes difficult the disposal of securities owned by a fund or the determination of the fair value of the fund's net assets; or (iii) as permitted by order of the Securities and Exchange Commission for the protection of fund shareholders. If, for one of these reasons, the processing of redemptions and the delivery of redemption proceeds is delayed beyond the same or next business day, the delay may be for up to seven days. For these purposes, the Securities and Exchange Commission determines the conditions under which trading shall be deemed to be restricted and an emergency shall be deemed to exist.

General policies

Unless an investor declines teleservice privileges on the application, the investor may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent or other authorized agent takes reasonable measures to verify the order.

Money market funds generally are used by investors for short-term investments, often in place of bank checking or savings accounts or for cash management purposes. Investors value the ability to add and withdraw their funds quickly, without restriction. For this reason, although Dreyfus discourages excessive trading and other abusive trading practices, the funds have not adopted policies and procedures, or imposed redemption fees or other restrictions such as minimum holding periods, to deter frequent purchases and redemptions of fund shares. Dreyfus also believes that money market funds, such as the funds, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of a fund's shares could increase the fund's transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the fund's portfolio, which could detract from the fund's performance. Accordingly, each fund reserves the right to refuse any purchase or exchange request.

Each fund reserves the right to:
- refuse any purchase or exchange request
- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum investment amounts
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

Each fund also may process purchase and sale orders and calculate its NAV on days that the fund's primary trading markets are open and the fund's management determines to do so.



DISTRIBUTIONS AND TAXES

Each fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. Each fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. Each fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless the investor instructs the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by each fund are subject to federal income tax, and may also be subject to state or local taxes (unless the shareholder holds fund shares through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to investors as ordinary income. Other fund distributions are taxable to investors as qualified dividends and capital gains.

The tax status of any distribution generally is the same regardless of how long an investor has been in the fund and whether distributions are reinvested or taken in cash.

An investor's sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on an investment in a fund generally is the difference between the cost of the investor's shares and the amount received when the investor sells them.

The tax status of an investor's distributions will be detailed in the investor's annual tax statement from the fund. Because everyone's tax situation is unique, please consult a tax advisor before investing.



SERVICES FOR FUND INVESTORS

Exchange privilege

An investor may purchase, in exchange for Class B shares of one fund, Class B shares of the other fund. An exchange may be requested in writing or by telephone. Any new account established through an exchange will have the same privileges as the original account (as long as they are available). There is currently no fee for exchanges.

Auto-Exchange privilege

Auto-Exchange privilege enables an investor to invest regularly (on a monthly, semi-monthly, quarterly or annual basis), in exchange for Class B shares of one fund, in Class B shares of the other fund, if the investor is a shareholder in such other fund. There is currently no fee for this privilege.

NOTES

NOTES

NOTES

For More Information

CitizensSelect Prime Money Market Fund

CitizensSelect Treasury Money Market Fund

Series of CitizensSelect Funds

SEC File Number: 811-21035

More information on each fund is available free upon request, including the following:

Annual/Semiannual Report

Describes each fund's performance and lists its portfolio holdings. Each fund's most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about each fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

Each fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, each fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of each fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information

By telephone:

Call your financial representative or 1-800-645-6561.

By mail:

One Chase Manhattan Plaza

16th Floor

New York, NY 10081

Attention: Corporate Trust Department

Text-only versions of certain fund documents can be viewed online or downloaded from:

http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

0463-0467P0905JPM
(702)JPM